UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No.__)*

                               PIERCE LEAHY CORP.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    720722107
                                 (CUSIP Number)

                               Mr. Thomas W. Smith
                               323 Railroad Avenue
                               Greenwich, CT 06830
                                 (203) 661-1200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 16, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  720722107
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas W. Smith

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
                                                                     (b) [ X ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   00 (Funds of Managed Accounts)

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                            [   ]


--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                                 -0-
                        --------------------------------------------------------
      NUMBER OF

        SHARES          8     SHARED VOTING POWER

     BENEFICIALLY                 1,005,400
                        --------------------------------------------------------

    OWNED BY EACH       9     SOLE DISPOSITIVE POWER

      REPORTING                   -0-
                        --------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                     1,005,400
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,005,400
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [  ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            6.10%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

CUSIP No.  720722107

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas N. Tryforos

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
                                                                     (b) [ X ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   00 (Funds of Managed Accounts)

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(e) OR 2(e)                                             [   ]


--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------------------------------------------------------------------------------

                       7     SOLE VOTING POWER

                                 -0-

      NUMBER OF
                       ---------------------------------------------------------
       SHARES          8     SHARED VOTING POWER

    BENEFICIALLY                 1,005,400
                       ---------------------------------------------------------

    OWNED BY EACH      9     SOLE DISPOSITIVE POWER

      REPORTING                  -0-
                       ---------------------------------------------------------
       PERSON           10   SHARED DISPOSITIVE POWER

        WITH                     1,005,400
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,005,400
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [   ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            6.10%
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

                  This statement relates to the common stock, $.01 par value (the "Common Stock") of Pierce Leahy Corp., a Pennsylvania corporation whose principal executive offices are located at 631 Park Avenue, King of Prussia, PA 19406


Item 2. Identity and Background.

                  (a) - (f) This statement is filed jointly by Thomas W. Smith and Thomas N. Tryforos (the "Reporting persons"), each of whom is a private investment manager with a business address at 323 Railroad Avenue, Greenwich, CT 06830. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has either of the Reporting persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

     An aggregate of $20,986,174.80 of the funds of the Managed Accounts (as hereinafter defined) were used to purchase the shares reported herein.


Item 4.  Purpose of Transaction.

     As set forth in Item 5, each of Mr. Smith and Mr. Tryforos beneficially owns 1,005,400 shares of Common Stock in his capacity as investment manager for certain managed accounts (the "Managed Accounts"). The Managed Accounts consist of three private investment limited partnerships of which each of the Reporting Persons is a general partner and an employee profit-sharing plan of a corporation of which Mr. Smith is the sole stockholder (for which the two Reporting Persons are trustees). Each of the Reporting Persons has acquired beneficial ownership of the Managed Accounts' Shares for the purpose of achieving the investment policies of the Managed Accounts. Depending upon market conditions, evaluation of alternative investments, and such other factors as he may consider relevant, each of the Reporting Persons may purchase or sell shares of Common Stock for the Managed Accounts or other managed accounts or for his own account if appropriate opportunities to do so are available, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate number and percentage (based upon information included in the Form 10-Q filed by the issuer for the quarter ended September 30, 1997 that 16,477,728 shares of Common Stock were outstanding as of November 7, 1997) of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith -- 1,005,400 shares (6.10%); Mr. Tryforos -- 1,005,400 shares (6.10%). All of such shares are held in the Managed Accounts.

     (b) Each of the Reporting Persons has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,005,400 shares of Common Stock.

     (c) During the 60 days preceding the date hereof, the Reporting Persons purchased an aggregate of 1,005,400 shares of Common Stock on behalf of the Managed Accounts in open market transactions on the New York Stock Exchange as follows:

                          Number of Shares
Date of Purchase             Purchased           Price Per Share
----------------         ------------------      ---------------
12/11/97                       138,600                $16.306
12/12/97                        41,400                 18.165
12/15/97                        20,000                 18.445
12/16/97                        10,000                 18.375
12/18/97                         6,200                 19.952
12/19/97                        36,800                 20.000
12/22/97                        11,500                 19.977
12/23/97                        54,300                 19.998
12/24/97                        35,000                 20.000
12/26/97                        34,000                 20.000
12/29/97                        54,000                 19.999
1/2/98                          86,000                 20.456
1/5/98                          36,900                 21.280
1/6/98                          30,000                 21.432
1/9/98                          32,000                 22.367
1/13/98                        167,000                 23.420
1/15/98                         17,400                 23.500
1/16/98                         83,300                 23.438
1/20/98                         34,000                 23.323
1/21/98                         17,500                 23.143
1/22/98                         35,000                 23.000
1/23/98                         24,500                 22.750

     (d) The Managed Accounts have the right to receive dividends from, and the proceeds form the sale of, the Managed Accounts' Shares.

     (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as otherwise set forth in this statement, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons and any other person with respect to any securities of the issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

     1. Agreement relating to the joint filing of Statement on Schedule 13D dated January 26, 1998 as required by Rule 13d-1(f).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 26, 1998

                                                  /s/ Thomas W. Smith
                                                -------------------------
                                                      Thomas W. Smith


                                                  /s/ Thomas N. Tryforos
                                                -------------------------
                                                      Thomas N. Tryforos

                                  Exhibit Index


                                                                 Sequentially
Document                                                         Numbered Page
--------                                                         -------------

1)       Agreement relating to the joint                             10
         filing of Statement on Schedule
         13D dated January 26, 1998 as
         required by Rule 13d-1(f).

                                                                       Exhibit 1



                             Joint Filing Agreement


                  The undersigned agree that the foregoing Statement on Schedule 13D, dated January 26 1998, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(f).

Dated:  January 26 1998



                                                         /s/ Thomas W. Smith
                                                       ------------------------
                                                             Thomas W. Smith


                                                         /s/ Thomas N. Tryforos
                                                       ------------------------
                                                             Thomas N. Tryforos